March 2, 2005


via facsimile and U.S. Mail

Fan Di
China Technology Global Corporation
Director & Chief Executive Officer
14066 Catalina Street
San Leandro, CA 94577

Re:	China Technology Global Corporation (formerly DF China
Technology, Inc.)
	Form 20-F for the fiscal year ended March 31, 2004
	File No. 000-21919

Dear Mr. Di:

      We have reviewed the above filing and have the following comments. Our review has been limited to those matters specifically addressed in this letter. Where indicated, we think you should revise your future filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended March 31, 2004

Operating and Financial Review and Prospects, Page 21

		Net Loss, Page 24

1. We note you have presented a breakdown of your net loss that appears to be a non-GAAP financial measure as defined in Item 10(e)
of Regulation S-K. As indicated at Item 10(e)(ii)(B) of Regulation
S-
K, you may not adjust non-GAAP financial measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In this regard, we note certain items identified as non-recurring in your net loss breakdown such as fixed assets provisions and losses on the disposal of fixed assets appear to be recurring in nature. Please revise your non-GAAP financial measure to no longer adjust for these recurring items as well as any other items you identify as recurring in nature.

As for those identified as "recurring" in your net loss breakdown, under certain limited circumstances a non-GAAP financial measure may be adjusted for recurring items; however, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Please
note that it is under limited circumstances we would allow the presentation of a non-GAAP financial measure that has been adjusted for recurring items.

In addition, please provide all required disclosures as set forth in
Item 10 (e)(i) of Regulation S-K along with your non-GAAP financial measure.

Financial Statements, Page 47

		Consolidated Statements of Operations, Page 50

2. We note you present the following items below the line item
"Loss
from Operations":

* Loss on disposal of fixed assets
* Provisions for doubtful debts
* Impairment losses of property, plant and equipment

All of these items appear to be activities within your operations and should be included in your "Loss from Operations". Please include them within the "Loss from operations". In regard to the presentation of impairment losses of property, plant and equipment and losses on the disposition of fixed assets, please refer to paragraphs 25 and 45 of FASB Statement No. 144, respectively.

    Note 15 - Loss on Disposal of Subsidiaries, Page 67

3. We note your transaction with Gumption Trading Ltd. (Gumption) which closed on January 28, 2004. With respect to the lease back arrangement with Gumption, you are to lease back the assets at a rent of HK$1.00 per annum for a term of one year. Your calculation of the loss on sale of assets only includes HK$5.00 as consideration received and does not take into account what appears to be a favorable lease term. Please tell us any consideration you`ve given to the lease term in your calculation or why you believe the favorable lease term should not be included as a part of the consideration received. Cite the authoritative accounting literature you relied upon to support your accounting treatment.

In addition, supplementally detail for us how you computed the loss on the sale of fixed assets amount related to this transaction.



Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Yong Choi, at (202) 824-5682 or Jenifer
Gallagher, at (202) 942-1923 if you have questions regarding comments on the financial statements and related matters. Direct any other questions to the undersigned at (202) 942-1870.


Sincerely,



H. Roger Schwall
Assistant Director
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China Technology Global Corporation (formerly DF China Technology,
Inc.)
March 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE